SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

AS OF DECEMBER 31, 2020
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIALS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD TAYLOR (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald Taylor__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SORRENTO PACIFIC FINANCIALS LLC__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

__ACTING CFO__
Title

Karen Gross 4/9/2021
Notary Public

KAREN C. GROSS
Notary Public - State of Florida
Commission # HH 18637
My Comm. Expires Oct 22, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
Sorrento Pacific Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sorrento Pacific Financial, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sorrento Pacific Financial, LLC's management. Our responsibility is to express an opinion on Sorrento Pacific Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sorrento Pacific Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Sorrento Pacific Financial, LLC's auditor since 2020.
New York, New York
April 14, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$ 1,657,378
Receivables from clearing firms	579,239
Other assets and deposits	236,927
Deposits with clearing firms	107,720
Property and equipment, net	2,883
Total assets	$ 2,584,147
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 81,368
Accrued commissions	814,542
Due to affiliates	119,050
Other accrued liabilities	95,552
Total liabilities	1,110,512
COMMITMENT AND CONTINGENCIES (Note 8)	-
MEMBER'S EQUITY	1,473,635
Total liabilities and member's equity	$ 2,584,147

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), a wholly owned subsidiary of its ultimate parent company, Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2020, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020, the Company had uninsured cash balances of $889,572. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not recognized any credit losses from this institution.

The Company maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2020, the Company had an uninsured cash balance of $17,806 at the Company's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firms. The Company has not recognized any credit losses from clearing firms during the year ended December 31, 2020.

At December 31, 2020, the Company had commission and transaction related receivables of $140,711 with the Company's primary clearing firm or 19% of the total commission and transaction related receivables.

Income Taxes

The Company is a single member limited liability company which is disregarded for federal income tax purposes. Accordingly, no deferred tax assets and liabilities are recorded within the Company's financial statement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts. There was no allowance recorded against the receivables from clearing firms as of December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed as incurred.

Adoption of New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.
On January 1, 2020, the Company adopted Topic 326 which did not have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying Accounting for Income Taxes, which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 for the year ended December 31, 2020 and, therefore has not included income tax expense or deferred tax assets and liabilities within the financial statement as it is a single member limited liability company that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis.

Recently Issued Accounting Pronouncements

There were no recently issued accounting pronouncements that would materially impact the Company's financial statement and related disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2020
Computers and equipment	$ 42,472
Software	98,197
	140,669
Less: Accumulated depreciation and amortization	(137,786)
Total property and equipment, net	$ 2,883

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31:

	2020
Employee benefits	$ 59,483
Other	36,069
Total other accrued liabilities	$ 95,552

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Company had net capital of $1,153,102 which was $1,079,068 in excess of the required minimum net capital of $74,034. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CFS"). At December 31, 2020, intercompany payables to CFS are $98,652 and are included within due to affiliates on the accompanying Statement of Financial Condition.

Additionally, the Company is involved in certain related party transactions with CUSO Financial Insurance & Technology Services, LLC ("CI&TS"), an affiliated entity. Beginning in 2012, CI&TS began providing insurance agency services to the Company. At December 31, 2020, intercompany payables to CI&TS are $10,000, and are included within due to affiliates in the accompanying Statement of Financial Condition.

The Company has an expense sharing agreement with AWSI. The Company's expense sharing agreement provides that it will pay AWSI for management and administrative services. As of December 31, 2020, intercompany payables to AWSI are $10,398, and are included within due to affiliates on the Statement of Financial Condition.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Company, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

At December 31, 2020, the Company had a liability of $14,458 for customer settlements included in accounts payable in the accompanying Statement of Financial Condition. In the opinion of the Company's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of the accrued liabilities in the accompanying financial statement with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial condition of the Company. However, no assurance can be given that future legal proceedings would not have an adverse effect on the Company's business or financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

NOTE 8 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and has an employer matching Plan.

NOTE 9 - IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the Statement of Financial Condition for potential recognition or disclosure. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement. The Company evaluated subsequent events through April 14, 2021, which is the date the financial statement was available to be issued.